EXHIBIT 12.1

Nuvelo, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratio)

	Fiscal Year Ended December 31,					Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Net Loss	$(36,472)	$(44,978)	$(50,187)	$(52,489)	$(71,611)	$(19,651)
Add: Fixed charges	3,580	4,529	4,067	3,800	3,511	827

Adjusted Earnings	(32,892)	(40,449)	(46,120)	(48,689)	(68,100)	(18,824)

Estimated interest component of rent	2,689	3,287	2,664	2,439	2,507	598
Interest expense	891	1,242	1,403	1,361	1,004	229

Total fixed charges	$3,580	$4,529	$4,067	$3,800	$3,511	$827

Ratio (1)	—	—	—	—	—	—

(1)	Adjusted earnings, as described above, were insufficient to cover fixed charges in each period. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.